SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2 – Final Amendment)

JPS Industries, Inc.

(Name of Subject Company (Issuer))

JPS Industries, Inc.

(Name of Filing Person (Issuer))

Certain options granted under the

JPS Industries, Inc. 1997 Incentive and Capital Accumulation Plan, as Amended

(Title of Class of Securities)

46624B30

(CUSIP Number of Class of Securities)

(underlying Common Stock)

Charles R. Tutterow

Executive Vice President, Chief Executive Officer and Secretary

JPS Industries, Inc.

555 North Pleasantburg Drive, Suite 202

Greenville, South Carolina 29607

(864) 239-3900

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of Filing Person)

Copy to:

Lizanne Thomas, Esq.

Jones Day

3500 SunTrust Plaza

303 Peachtree Street, N.E.

Atlanta, Georgia 30308

(404) 521-3939

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee*
$72,065	$14.41

*Filing fee paid upon filing of the original Schedule TO on February 5, 2004. Therefore, no further fee is required.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

Introductory Statement

This Amendment No. 2 to the Tender Offer Statement on Schedule TO filed by JPS Industries, Inc. (the “Company”) with the Securities and Exchange Commission (the “SEC”) amends and supplements the Tender Offer Statement on Schedule TO filed by the Company with the SEC on February 5, 2004, as amended on February 24, 2004 (the “Schedule TO”). This Amendment No. 2 is the final amendment to the Schedule TO and reports the results of the offer by the Company to purchase certain options (the “Options”) outstanding under the JPS Industries, Inc. 1997 Incentive and Capital Accumulation Plan, as amended (the “Plan”), for: (i) $0.75 per share of common stock, $0.01 par value, of the Company (“Common Stock”), issuable upon exercise of an Option with a per share exercise price of $2.93; (ii) $0.35 per share of Common Stock issuable upon exercise of an Option with a per share exercise price of $4.38; and (iii) $0.25 per share of Common Stock issuable upon exercise of an Option with a per share exercise price of $4.83, subject to the terms and conditions described in the Offer to Purchase and the related Letter of Transmittal, each as amended, each of which have been previously filed as exhibits to the Schedule TO (the Schedule TO and such exhibits are referred to collectively as the “Offer”).

Item 4.	Terms of the Transaction.

The Company hereby amends and supplements the Schedule TO to add the following paragraph at the end of Item 4 of the Schedule TO.

The Offer, including all withdrawal rights, expired at 5:00 p.m., Eastern Time, on March 5, 2004. Sixteen eligible option holders elected to participate in the Offer and, pursuant to the Offer, the Company accepted Options to purchase an aggregate of 154,831 shares of Common Stock. All eligible Options that were properly tendered and not validly withdrawn by eligible option holders were accepted by the Company, and the shares of Common Stock underlying such Options will be available for new awards under the Plan. On March 10, 2004, the Company made full payment for all eligible Options properly tendered and not validly withdrawn, in the amount of $61,790.45 in the aggregate (before any reduction for applicable withholding taxes and charges).

Item 12.	Exhibits.

(a)(1)	Offer to Purchase, dated February 5, 2004, as amended on February 24, 2004.*
(a)(2)	Form of Letter of Transmittal, as amended on February 24, 2004.*
(a)(3)	Letter to Eligible Employees from Michael L. Fulbright, Chairman, President and Chief Executive Officer, dated February 5, 2004.*
(a)(4)	Supplement to Form of Letter of Transmittal.*
(a)(5)	Form of Letter to Offer Participants from Wm. Ellis Jackson, Treasurer, dated March 10, 2004.
(b)	Not applicable.
(c)	Not applicable.
(d)(1)	JPS Industries, Inc. 1997 Incentive and Capital Accumulation Plan, as amended, filed as Exhibit 4 to the registration statement on Form S-8 (File No. 333-69078) filed with the Securities and Exchange Commission on September 7, 2001 and incorporated herein by reference.
(d)(2)	Stock Option Agreement, dated February 28, 1999, between the Company and Michael L. Fulbright, filed as Exhibit 10.3 to the current report on Form 8-K filed with the Securities and Exchange Commission on March 4, 1999 and incorporated herein by reference.
(d)(3)	Restricted Stock Award Agreement, dated August 5, 2003, between the Company and Michael L. Fulbright, filed as Exhibit 10.68 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on January 29, 2004 and incorporated herein by reference.
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

JPS INDUSTRIES, INC.

Date: March 10, 2004	By:	/s/ Charles R. Tutterow
Name: Charles R. Tutterow Title: Executive Vice President and Chief Financial Officer

Exhibit Index

(a)(5)	Form of Letter to Offer Participants from Wm. Ellis Jackson, dated March 10, 2004.